UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

MADISON TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

Nevada	000-51302
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

4448 Patterdale Drive

North Vancouver, BC, Canada V7R 4L8

(Address of principal executive offices)

206-203-0474

(Registrant’s telephone number including area code)

MADISON TECHNOLOGIES, INC.

4448 Patterdale Drive

North Vancouver, BC V7R 4L8

Canada

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

July 24, 2020

This Information Statement is being mailed to holders of record of shares of common stock, no par value per share, of Madison Technologies, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF MADISON TECHNOLOGIES, INC. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Joseph Gallo, President, Madison Technologies, Inc., 4448 Patterdale Drive, North Vancouver, BC V7R 4L8, Canada, Telephone: 206-203-0474.

By Order of the Board of Directors,

/s/ Joseph Gallo
Joseph Gallo
President and Director

North Vancouver, Canada

July 24, 2020

INTRODUCTION

This Information Statement is being mailed to holders of record as of July 1, 2020 (the “Record Date”) of shares of common stock of Madison Technologies, Inc., a Nevada corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with an Acquisition to be completed by and among the Company and Luxurie Legs, LLC (“LUXURIE”), pursuant to which the Company shall acquire the Casa Zeta-Jones Brand License Agreement from LUXURIE (the “Acquisition”). The Acquisition will occur pursuant to an Acquisition Agreement entered into between the Company and LUXURIE and ratified on July 17, 2020 (the “Acquisition Agreement”). This Information Statement is being mailed on or about July 24, 2020 to all holders of record as of the Record Date.

The terms of the Acquisition Agreement provide, among other things, that the Company shall acquire the License from LUXURIE in exchange for a) the issuance of new Series A convertible Preferred Stock which are convertible into shares of the Company’s Common Stock equal to 95% of the issued and outstanding shares post-closing, with a 9.99% conversion cap and anti-dilution rights for twenty-four (24) months following closing to certain stakeholders of LUXURIE and b) the issuance of new Series B Preferred Stock with super voting rights issued to the incoming Officers and Directors, identified below and c) the issuance of a Promissory Note in the amount of $65,000.00 to a creditor of LUXURIE, as described below.

At the effective time of the Acquisition (the “Effective Time”), the former LUXURIE members will effectively control the Company. The Acquisition will constitute a change in control of the. The Acquisition is subject to certain conditions, including the approval of members of LUXURIE. The Acquisition will become effective upon the Closing Date, currently anticipated to occur on or about ten days from the date this Information Statement is being mailed, August 7, 2020.

Assuming the closing of the Acquisition (the “Closing”), LUXURIE’s members will collectively hold majority voting control of our capital stock. The Acquisition Agreement also contemplates a change in the majority of the Board effective as of the Closing Date. Pursuant to the terms of the Acquisition Agreement, the Board appointed Jeffrey Canouse as a director of the Company on July 17, 2020. In addition, effective as of the Closing Date, the Board approved the appointment of Jeffrey Canouse as our President and Chief Executive Officer, Chief Financial Officer and Treasurer, and Secretary.

The foregoing description of the Acquisition Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Acquisition Agreement, which has been filed as an exhibit to a Current Report on Form 8-K disclosing the Acquisition on July 20, 2020.

No action is required by our stockholders in connection with this Information statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the Closing and the resulting change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record on or about July 24, 2020.

Please read this Information Statement carefully. It describes the terms of the Acquisition Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Acquisition. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

MAJORITY OF VOTING SECURITIES APPROVED ACQUISITION

The Acquisition and the creation and issuance of Series A and Series B Preferred stock was approved by 62.2% of the holders of our common stock as of July 8, 2020 by written consent. As of the date of this Information Statement, our common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of common stock entitles the holder thereof to one vote. As of July 1, 2020, there are currently 18,057,565 shares of our common stock issued and outstanding. As of July 8, 2020, we received Shareholder Consents voting in favor of the Acquisition, and in favor of the creation and issuance of Series A and Series B Preferred Stock from the following Shareholders, totaling 62.2% of the total issued and outstanding shares of our common stock. No vote or other action of our stockholders is required in connection with this Information Statement. Our shareholders submitting Written Consents on July 8, 2020 are as follows:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Joseph Gallo	6,177,000	34.2%
Common Stock	Edward Johnson	1,117,533	6.18%
Common Stock	Scott Clayton	812,500	4.49%
Common Stock	Steven Cozine	250,000	1.38%
Common Stock	Heath Ellingham	562,500	3.11%
Common Stock	Chester Johnson	625,000	3.46%
Common Stock	Robert Jupe	562,500	3.11%
Common Stock	Pale Face Holdings, Inc.	562,500	3.11%
Common Stock	Siam Metals and Mining Corporation	562,500	3.11%
	TOTAL VOTING IN FAVOR	11,232,033	62.2%

CHANGE OF CONTROL

Pursuant to the terms of the Acquisition Agreement, upon the closing of the Acquisition, the members of LUXURIE will collectively hold majority voting control of our issued and outstanding capital stock by virtue of their ownership of newly created Series A and Series B Preferred Stock.

We anticipate that the shares of our preferred stock issued to the former LUXURIE members will be issued in reliance upon exemptions from registration pursuant to Regulation D or Section 4(a)(2) under the Securities Act of 1933, as amended.

Because of the change in the composition of the Board and the issuance of securities contemplated by the Acquisition Agreement, there will be a change-of-control of the Company on the date the Acquisition is completed.

Our completion of the transactions contemplated under the Acquisition Agreement is subject to the satisfaction of certain conditions set forth in the Acquisition Agreement, including approval of the members of LUXURIE. There can be no assurance that the Acquisition will be completed as proposed or at all.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the Acquisition Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by LUXURIE prior to the date the new directors take office.

Executive Officers and Directors

The following table sets forth certain information regarding our directors and executive officers currently and upon completion of the Acquisition:

Name	Age	Position
Joseph Gallo	61	Current Director, President, CEO, CFO, Treasurer and Corporate Secretary

Jeffrey Canouse	46	Newly Appointed Director as of July 17, 2020, Future President, CEO and Treasurer and Corporate Secretary to be effective 10 days following the mailing of this Information Statement

Joseph Gallo

Mr. Gallo, age 61 has been a director and the president of Madison since June 2007 and the CFO, treasurer, and corporate secretary of Madison since September 2011. Mr. Gallo developed his managerial skills while moving up the store managerial ranks with Canada Safeway, Ltd., starting as a clerk in 1977, through service as a Team Leader and becoming an Assistant Store Manager and Store Closer, a position which he held until his resignation in 2006. Since 2006, he has devoted his time to developing his residential construction and rehabilitation business (d/b/a “Solid Construction”) that he founded and has run since 1992. In 1986, Mr. Gallo founded JovicPlasticfacture, to which he assigned the patent for the bicycle brake light that he had invented that incorporated microprocessor technology (“speed indicating light mechanism”). The product was voted the most innovative product of the year by the Vancouver Design Group, was awarded two governmental grants, and the company commercialized the product until 1991. Mr. Gallo’s past experience includes the staking of mineral exploration properties for companies such as US Diamonds Corporation and Atlas Corporation.

Jeffrey Canouse

Mr. Jeffrey M. Canouse, age 46, combines over twenty-three years of experience in financial senior management following a thirteen-year career as an Investment Banker. Previously, he had been involved in various companies in the investment industry holding positions including Vice President, Senior Vice President and Managing Director at J. P. Carey Inc., J.P. Carey Securities Inc. and JPC Capital a boutique (the “Carey Company’s”) investment banking firm that assisted in arranging over $2 billion in financing. During his time with the Carey Company’s Mr. Canouse was personally responsible for sourcing new corporate clients, presenting to institutional investors, structuring terms, and working with counsel for timely closings. From July 11, 2011 through the present day, Mr. Canouse has acted as Managing Member of Anvil Financial Management, LLC where he has offered his expertise to companies in need of restructuring, financing, debt settlement and compliance assistance. Mr. Canouse has also previously acted as Chief Executive Officer of two other publicly traded companies, where he oversaw acquisitions and restructuring amongst other duties in those roles.

Terms of Office

Our directors serve until our next annual shareholders’ meeting or until their successors are elected and qualified. Our executive officers hold their positions at the discretion of our Board, subject to any employment or management agreements. There are no arrangements, agreements or understandings between non-management security holders and management under which non-management security holders may directly or indirectly participate in or influence the management of our affairs.

Significant Employees

As of the date hereof, we have no significant employees and do not anticipate having any significant employees following the Acquisition, other than our named executive officers.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no Federal or State judicial or administrative orders, judgments or decrees or findings, no violations of any Federal or State securities law, and no violations of any Federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed) of the Company during the past ten (10) years.

Transactions with Related Persons

In 2008, the current President advanced the Company $561 repayable without interest or any other terms. The unpaid balance as at October 23, 2018 was $261. The President advanced a further $229 (CAD $300) to cover out of pocket expenditures. On October 23, 2018, the Company entered into a convertible note payable with the President by combining the two advances to the aggregate amount of $490. The note payable is due on demand and may be convertible to common stock of the Company at $0.05 per share. There were no other related party transactions during the period ended December 31, 2019 or the year ended December 31, 2018. The loan has been included in Note 5 of the Company’s 10-K for the period ending December 31, 2019.

Other than as described above, since the beginning of our last fiscal year, we have not entered into any transactions, and there are no currently proposed transactions, with our officers, directors, beneficial owners of 5% or more of our common stock, or family members of these persons wherein the amount involved in the transaction or a series of similar transactions exceeds the lesser of $120,000 or 1% of the average of our total assets for the last three fiscal years.

The Board appointed Jeffrey Canouse, who has been designated by LUXURIE, as a director on July 17, 2020 and he was also approved to replace Joseph Gallo as our sole officer of our Company at the Effective Time of the Acquisition. See the description of our share ownership below for more information.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

While we do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons, our board of directors reviews all such transactions.

Director Independence

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system which has a requirement that a majority of directors be independent. We evaluate independence by the standards for director independence set forth in the NYSE MKT Marketplace Rules.

Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. As a result, our current directors, Joseph Gallo, is not considered independent. Upon completion of the Acquisition, our new director, Jeffrey Canouse, will not be considered independent because he will also serve as an officer of our company.

Board of Directors’ Meetings

During the fiscal year ended December 31, 2019, our board of directors did not meet, as it consisted of one member, Joseph Gallo. Our board conducted all business and approved all corporate actions during the fiscal year ended December 31, 2019 by the unanimous written consent of its members, in the absence of formal board meetings.

Committees of the Board of Directors

As our common stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to and do not have any board committees.

The Board performs the functions of the audit committee. The Board does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee, compensation committee or other committee performing similar functions. We have not adopted any procedures by which security holders may recommend nominees to the Board, and we do not have a diversity policy.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Security Exchange Act of 1934 requires directors, executive officers and 10% or greater shareholders of Madison to file with the Securities and Exchange Commission initial reports of ownership (Form 3) and reports of changes in ownership of equity securities of the Company (Form 4 and Form 5) and to provide copies of all such Forms as filed to Madison. Based solely on Madison’s review of the copies of these forms received by it or representations from certain reporting persons, management believes that SEC beneficial ownership reporting requirements for fiscal 2019 were met.

Code of Ethics

The Company’s Code of Ethics was filed as an exhibit to our 10-K filed on March 31, 2010 and is incorporated herein by reference.

Board Leadership Structure and Role on Risk Oversight

Joseph Gallo currently serves as our President, Chief Executive Officer and Chief Financial Officer. Joseph Gallo was the sole member of our board of directors until the Board appointed Jeffery Canouse as a director on July 17, 2020. At present, we have determined this leadership structure is appropriate due to our small size and limited operations and resources.

We have no policy requiring the combination or separation of the Principal Executive Officer and Chairman roles and our governing documents do not mandate a particular structure. Our directors recognize that the leadership structure and the combination or separation of these leadership roles is driven by our needs at any point in time.

Our directors are involved in the general oversight of risks that could affect our business and they will continue to evaluate our leadership structure and modify such structure as appropriate based on our size, resources and operations.

Other Information

We are required to file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC, 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. Madison Technologies, Inc.4448 Patterdale Drive, North Vancouver, BC V7R 4L8, Canada.

Stockholder Communication with the Board of Directors

Stockholders may send communications to our board of directors by writing to Madison Technologies, Inc., 4448 Patterdale Drive, North Vancouver, BC V7R 4L8, Canada.

Executive Compensation

Management Compensation

We have not paid any cash or other compensation to any of our current or proposed officers or directors in the last two fiscal years.

Benefit Plans

There are no arrangements or plans pursuant to which we provide pension, retirement or similar benefits to our directors or executive officers. We do not have any material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to directors or executive officers.

We do not have any contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to any officers or any other persons following, or in connection with, the resignation, retirement or other termination of an officer, or a change in control of us or a change in an officer’s responsibilities following a change in control. We may pay compensation to our officers in the future; however, the amounts and timing of the payments have not been determined.

Stock Options

No options to purchase shares of our common shares have been granted by us to our directors or officers.

Compensation of Directors

We do not have any standard arrangements pursuant to which directors are compensated for their services as directors. None of our directors has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their services in such capacity. Our board will consider developing such a policy in the future.

Employment Agreements

Neither we nor LUXURIE have entered into any employment agreements to date.

Indebtedness of Directors and Officers

None of our directors or officers or of LUXURIE, and no associates or affiliates of any of them, is indebted to us.

Compensation Committee Interlocks and Insider Participation

We do not have a compensation committee or a committee performing similar functions. All compensation matters are determined by our board of directors. We plan to have a compensation committee when we elect additional independent persons to our board of directors.

Change of Control

We have no pension or compensatory plans or other arrangements which provide for compensation to our directors or officers in the event of a termination of employment or a change in our control.

Compensation Committee Interlocks and Insider Participation

As described above, given our size and limited operations, we do not have a compensation committee or a committee performing similar functions.

Compensation Committee Report

Because we do not have a compensation committee or a committee performing similar functions, we do not have a compensation committee report.

Security Ownership of Certain Beneficial Owners and Management

Prior to the Acquisition

The following table sets forth the ownership of our common stock as of July 1, 2020 by each of our directors and executive officers, by all of our executive officers and directors as a group and by each person known to us to be the beneficial owner of more than 5% of any class of our securities. We expect there to be 18,057,565 shares of our common stock issued and outstanding immediately prior to the Acquisition. All persons named have sole voting and investment power with respect to the securities held by them, except as otherwise noted. The number of securities described below includes shares which the beneficial owner has the right to acquire within 60 days of the date of this report.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Joseph Gallo	6,177,000	34.2%
All Officers and as a Group		6,177,000	34.2%
Common Stock	Edward Johnson	1,117,533	6.18%

Changes in Control

There are no arrangements known to us the operation of which may at a later date result in a change in control of our company, other than the Acquisition.

Following the Acquisition

The following table sets forth the anticipated beneficial ownership of our common stock at the Effective Time by (i) each person anticipated by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) each of our directors and executive officers and (iii) all officers and directors as a group. The percentage ownership assumes that 18,057,565 shares of our common stock will be outstanding at the Effective Time. Unless otherwise indicated in the table, the persons and entities named in the table are expected to have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Series A Preferred Stock	LUXURIE Stakeholders to Be Named	TBD[1]	100%
Series B Preferred Stock	LUXURIE Stakeholders to Be Named	TBD[2]	100%
Common Stock	Jeffrey Canouse[3]	6,177,000	34.2%
All Officers and as a Group		6,177,000	34.2%
Common Stock	Edward Johnson	1,117,533	6.18%

[1][2] Per the terms of the Acquisition Agreement, the proposed new Series A convertible Preferred Stock are convertible into such shares of MDEX Common Stock equal to 95% of the issued and outstanding shares post-closing, with a 9.99% conversion cap and anti-dilution rights for twenty-four (24) months following closing to certain stakeholders of LUXURIE to be identified by Seller prior to the Closing Date, and Series the proposed new Series B Super Preferred Stock with super voting rights will issued to the incoming Officers and Directors, to be identified by LUXURIE prior to the Closing Date.

[3] In connection with the Acquisition, Joseph Gallo has agreed to assign his 6,177,000 shares of the Company’s common stock to Jeffrey Canouse, which assignment shall become effective on the Closing Date.

Legal Proceedings

We are currently not a party to any material legal proceedings, nor are we aware of any material pending legal proceedings to which we are a party or of which our property is the subject. We also know of no proceedings to which any of our directors, officers or affiliates, or any registered or beneficial holders of more than 5% of any class of our securities, or any associate of any such director, officer, affiliate or security holder are an adverse party or have a material interest adverse to us.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at: Madison Technologies, Inc., 4448 Patterdale Drive, North Vancouver, BC V7R 4L8, Canada.